EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2001	2002	2003	2004	2005
Fixed charges:
Interest expense	$19,372	$18,336	$16,946	$16,103	$24,890

Amortization of capitalized expenses related to debt	894	1,343	954	924	754
Rental expense factor	1,516	1,529	1,221	1,208	1,268

Total fixed charges before capitalized interest and preferred stock dividends	21,782	21,208	19,121	18,235	26,912
Capitalized interest	298	184	131	24	46

Total fixed charges	22,080	21,392	19,252	18,259	26,958
Preferred stock dividends	46	—	—	—	—

Total fixed charges plus preferred dividends	$22,126	$21,392	$19,252	$18,259	$26,958

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$9,894	$11,230	$9,438	$11,079	$(13)
Add fixed charges before capitalized interest and preferred stock dividends	21,782	21,208	19,121	18,235	26,912

Total earnings available for fixed charges	$31,676	$32,438	$28,559	$29,314	$26,899

Ratio of earnings to fixed charges (1)	1.44	1.52	1.48	1.61	1.00

Ratio of earnings to fixed charges plus dividends (1)	1.43	1.52	1.48	1.61	1.00

(1)  For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.